UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RVUE HOLDINGS, INC.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

74975J 104

(CUSIP Number)

Jason M. Kates
Argo Digital Solutions, Inc.
900 S.E. Third Avenue, 3rd Floor
Ft. Lauderdale, FL 33316
954-525-6464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	Page 2 of 9
1	NAME OF REPORTING PERSONS Argo Digital Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 12,500,000
	8	SHARED VOTING POWER 8,275,000
	9	SOLE DISPOSITIVE POWER 12,500,000
	10	SHARED DISPOSITIVE POWER 8,275,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 50.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74975J 104	Page 3 of 9

1	NAME OF REPORTING PERSONS Jason M. Kates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 18.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74975J 104	Page 4 of 9

1	NAME OF REPORTING PERSONS Richard J. Sullivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,775,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,775,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,775,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 15.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74975J 104	Page 5 of 9

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of rVue Holdings, Inc., a Nevada corporation (the “Issuer”), and is being filed by each of Argo Digital Solutions, Inc., Jason M. Kates and Richard J. Sullivan.  The principal office of the Issuer is located at 900 S. E. Third Avenue, 3rd Floor, Ft. Lauderdale, FL 33316.

ITEM 2. IDENTITY AND BACKGROUND

The name of the first reporting person is Argo Digital Solutions, Inc., a Delaware corporation (“Argo”).  The business address is 900 S. E. Third Avenue, 3rd Floor, Ft. Lauderdale, FL 33316 and it is in the media production business.  Jason M. Kates controls 36.0% and Richard J. Sullivan controls 30.2% of the voting shares of Argo and collectively they control, in the aggregate, 66.2% of the voting shares of Argo.

The name of the second reporting person is Jason M. Kates.  His business address is 900 S. E. Third Avenue, 3rd Floor, Ft. Lauderdale, FL 33316 and his present principal occupation is a director, CEO and President of both the Issuer and Argo.  Mr. Kates is a citizen of the United States.

The name of the third reporting person is Richard J. Sullivan.  His business address is 777 S. Flagler Drive, West Tower Suite 800, West Palm Beach, FL 33401 and his present principal occupation is CEO of Solutions, Inc., a privately held mergers and acquisitions firm.  Mr. Sullivan is a director of both the Issuer and Argo.  Mr. Sullivan is a citizen of the United States.

Neither Argo, Mr. Kates nor Mr. Sullivan has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On May 13, 2010, the Issuer acquired substantially all of the assets of Argo for the consideration of 12,500,000 Shares of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

The information set forth in Item 3 is incorporated by reference into this Item 4.  Except as set forth in this Schedule 13D, neither Argo, Mr. Kates or Mr. Sullivan has any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 74975J 104	Page 6 of 9

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)

Argo

Argo beneficially owns 12,500,000 Shares, representing 50.2% of the outstanding Shares. Argo has sole voting over 12,500,000 Shares.  Argo lacks dispositive power over 12,500,000 shares held directly by Argo which are restricted as to transfer until May 13, 2011.

Jason M. Kates

Mr. Kates beneficially owns 4,500,000 Shares (by virtue of Mr. Kates’ 36.0% ownership of Argo), representing 18.1% of the outstanding Shares. Mr. Kates has neither sole voting nor sole dispositive powers over any Shares, but has shared voting power over 4,500,000 Shares directly held by Argo.  Mr. Kates lacks dispositive power over 4,500,000 shares held directly by Argo which are restricted as to transfer until May 13, 2011.

Richard J. Sullivan

Mr. Sullivan beneficially owns 3,775,000 Shares (by virtue of Mr. Sullivan’s 30.2% ownership of Argo), representing 15.2% of the outstanding Shares. Mr. Sullivan has neither sole voting nor sole dispositive powers over any Shares, but has shared voting power over 3,775,000 Shares directly held by Argo.  Mr. Sullivan lacks dispositive power over 3,775,000 shares held directly by Argo which are restricted as to transfer until May 13, 2011.

(c)           On May 13, 2010, the Issuer acquired substantially all of the assets of Argo for the consideration of 12,500,000 Shares.

On May 13, 2010, the Issuers Board of Directors granted 1,000,000 options to Jason M. Kates to acquire the Issuer’s Shares, and 375,000 options to Richard J. Sullivan to acquire the Issuer’s Shares at $0.22 per share. 50% of the options vest six months after the grant date and 50% of the options vest twelve months after the grant date.

No other transactions involving the securities of the Issuer were effected during the past 60 days by Argo, Mr. Kates or Mr. Sullivan.

(d)           No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Argo, Mr. Kates or Mr. Sullivan.

(e)           Not applicable.

CUSIP No. 74975J 104	Page 7 of 9

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Argo, Mr. Kates and Mr. Sullivan, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Argo, Mr. Kates  and Mr. Sullivan and any other person, with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as an Exhibit to this Schedule 13D:

1.	Asset Purchase Agreement, dated as of May 13, 2010, by and between Argo Digital Solutions, Inc., Rvue, Inc. and Rvue Holdings Inc.

2.	Joint Filing Agreement, dated May 26, 2010, between Argo Digital Solutions, Inc., Jason M. Kates and Richard J. Sullivan.

CUSIP No. 74975J 104	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2010	ARGO DIGITAL SOLUTIONS, INC.

	By:	/s/ Jason M. Kates
Name: Jason M. Kates
Title: Chief Executive Officer

/s/ Jason M. Kates
Name: Jason M. Kates

/s/ Richard J. Sullivan
Name: Richard J. Sullivan

CUSIP No. 74975J 104	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Asset Purchase Agreement, dated as of May 13, 2010, by and between Argo Digital Solutions, Inc., Rvue, Inc. and Rvue Holdings Inc.

Exhibit 2	Joint Filing Agreement, dated May 26, 2010, between Argo Digital Solutions, Inc., Jason M. Kates and Richard J. Sullivan.